UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            SCHEDULE 13D/A AMENDMENT



                    Under the Securities Exchange Act of 1934


                       Multi-Link Telecommunications, Inc.
                   ------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
                   ------------------------------------------
                         (Title of Class of Securities)


                                    62541M107
                   ------------------------------------------
                                 (CUSIP Number)

                                David J. Cutler
                            Chief Executive Officer
                      Multi-Link Telecommunications, Inc.
                             4704 Harlan, Suite 420
                                Denver, CO 80212
                                 (303) 380-1641
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 17, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _____.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         62541M107
                  ---------

1     Name of Reporting Person

      David J. Cutler

2     Check the Appropriate Box if a Member of a Group     a [ ]     b [ ]

      N/A

3     SEC USE ONLY



4     Source of Funds

      PF

5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)    [ ]


6     Citizenship or Place of Organization

      United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



7     Sole Voting Power:            1,325,796



8     Shared Voting Power:          --00--



9     Sole Dispositive Power:       1,325,796



10     Shared Dispositive Power:    --00--

11     Aggregate Amount Beneficially Owned by Each Reporting Person:   1,325,796



12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]



13     Percent of Class Represented by Amount in Row (11):  6.7%



14     Type of Reporting Person:      IN


Item 1:     SECURITY AND ISSUER


        This statement on Schedule 13D relates to the Common Stock, no par value per share (the "Common Stock"), of Multi-Link Telecommunications, Inc., a Colorado corporation (the "Issuer"), with principal executive offices located at 4704 Harlan, Suite 420, Denver, CO 80212


Item 2:     IDENTITY AND BACKGROUND

     a.     Name: David J. Cutler

     b.     Address: 4704 Harlan, Suite 420, Denver, CO  80212

     c. Occupation: Chief Executive Officer, Multi-Link Telecommunications, Inc., 4704 Harlan, Suite 420, Denver, CO 80212.

     d. During the last 5 years, Mr. Cutler has not been convicted in a criminal proceeding.

     e. During the last five years, Mr. Cutler was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     f.     Citizenship:  United Kingdom

Item 3:     SOURCE OF FUNDS OR OTHER CONSIDERATION


      Not applicable.  Mr. Cutler was the seller of stock.



Item 4:     PURPOSE OF TRANSACTION


      Mr. Cutler sold 13,074,204 shares of the common Stock in the Share Purchase Agreement in order to sell control of the Issuer to KI Equity Partners I, LLC.

Item 5:     INTEREST IN SECURITIES OF ISUER.

    a. Mr. Cutler beneficially owns 1,325,796 shares of Common Stock, which represents approximately 6.7% of the outstanding shares of Common Stock.

    b. Mr. Cutler has the sole power to vote, direct the vote, dispose, and direct the disposition of 1,325,796 shares of Common Stock.


    c. Not applicable.

    d. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

    e. Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


    The descriptions of the Stock Purchase Agreement and the Subscription Agreement set forth in Item 5 above are incorporated herein by reference in their entirety. (See attached Exhibit 99.1.)



Item 7:     MATERIAL TO BE FILED AS EXHIBITS


     Exhibit 99.1 -- Stock Purchase Agreement dated as of March 16, 2005 by and between David J. Cutler and KI Equity Partners I, LLC.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.




       /s/ David J. Cutler                      Date: 4-1-05
       --------------------------                    ---------
           David J. Cutler